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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC Revises Up Second Quarter 2009 Quarter-on-Quarter Revenue Guidance

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) (NYSE: SMI; SEHK: 981), one of the leading semiconductor foundries in the world, announces today an upward revision of its revenue guidance for the three months ended June 30, 2009 (“Q2”) to a quarter-on-quarter increase of 76% to 78%. This is compared with the original revenue guidance of a quarter-on-quarter increase of 58% to 62% given by the Company on April 29, 2009.

Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) (NYSE: SMI; SEHK: 981), one of the leading semiconductor foundries in the world, announces today an upward revision of Q2 revenue guidance for the three months ended June 30, 2009, which was originally released by the Company in its results for the three months ended March 31, 2009 on April 29, 2009 (the “Original Revenue Guidance”).

“Since the release of our Q2 revenue guidance, we have seen strong growth in our customer orders, exceeding our earlier expectation, due to the robust demand in the China market. Therefore, we are now revising up our Q2 revenue guidance to a quarter-on-quarter increase of 76% to 78%, from the original guidance of an increase of 58% to 62%.” said Morning Wu, Acting Chief Financial Officer and Chief Accounting Officer.

There is evidence that the economy is stabilizing but it is far from recovery. It is unclear whether the strong growth in our customer orders seen by the Company for Q2 comes from rushed orders by customers to replenish inventory or is an indication of the beginning of a sustainable recovery of the economy in general. The Company cannot at the moment give, and is not giving, any guidance on Q3 or onwards revenues.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules. Except as required by applicable laws and regulations (including the Listing Rules), or as otherwise considered by the Company to be appropriate, the Company does not intend or undertake to routinely update its financial guidance prior to the announcement of financial results for the applicable period.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This announcement contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning expected increase in our second quarter 2009 revenue from the Original Revenue Guidance, anticipated strong growth in our customer orders and our expectations regarding robust demand in the China market are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, SMIC’s ability to capture growth opportunities in China, SMIC’s ability to strengthen its products portfolio, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 22, 2009, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this announcement may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this announcement. Except as required by applicable laws or regulations (including the Listing Rules) or as otherwise considered by SMIC to be appropriate, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan and Edward S Yang as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
June 29, 2009